UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 17, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                      Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 17, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 17, 2010
10-56-TR

Teck Resources Limited announces dividend increase

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it will pay an eligible dividend of $0.30 per share on its outstanding Class A common shares and Class B subordinate voting shares on January 4, 2011, to shareholders of record at the close of business on December 15, 2010. This represents a 50% increase in the semi-annual dividend rate.

“This dividend increase reflects our confidence in our current balance sheet strength and our ability to fund our strong portfolio of growth assets," said Don Lindsay, president and CEO.

Cautionary Statement on Forward-Looking Information
This press release contains forward-looking statements. These forward-looking statements include statements as to management’s expectations with respect to the cash generation capability of the company’s operations, future commodity prices, the company’s ability to fund its growth plans, and the ability of the company to sustain a given dividend rate. These forward-looking statements involve numerous assumptions, risks and uncertainty’s with respect to, among other things, future commodity prices, the results of operations of the company and related matters, and actual results may vary materially.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Media Contact:
Marcia Smith
Vice-President, Corporate Affairs
604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice-President, Investor Relations.
604.699.4014
greg.waller@teck.com